ALLEGIANT FUNDS
                          200 Public Square, 5th Floor
                               Cleveland, OH 44114

                                December 11, 2006


VIA EDGAR TRANSMISSION
----------------------

Kimberly Browning, Esquire
Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C.  20549

RE:      Allegiant Funds ("Registrant")
         Withdrawal of Registration Statement on Form N-14
             (Accession No. 0000935069-05-002597)
         File Nos. 33-00488 and 811-04416
         --------------------------------

Dear Ms. Browning:

On behalf of the Registrant, I hereby submit this application for withdrawal of the initial Registration Statement on Form N-14 together with all exhibits pursuant to Rule 477(a) of the Securities Act of 1933, as amended (the "Act"), filed via EDGAR on September 6, 2005 ("Registration Statement").

The Registrant is requesting that the Registration Statement be withdrawn because the Registrant no longer seeks effectiveness of the Registration Statement in connection with the reorganization of the Allegiant Small Cap Growth Fund into the Allegiant Multi-Factor Small Cap Growth Fund. No securities have been sold in connection with the proposed offering.

Pursuant to the requirements of Rule 478 of the Act, this application for withdrawal of the Registration Statement has been signed by the President of the Registrant on this 11th day of December, 2006. Please contact Armando Capasso at 215-988-3350 with any questions you may have concerning this application.

Sincerely,

/s/ Timothy L. Swanson
-----------------------
President and CEO

cc:   Ronald L. Weihrauch, Esq.
      Audrey C. Talley, Esq.